Attorneys at Law

Simon Riveles, Esq.
40 Wall St., 28th Floor
New York, NY 10005
VOICE: 212-785-0096 | FAX: 212-671-1874
EMAIL: simon@randwlawfirm.com | WEB: www. randwlawfirm.com

1/30/2018

Via EDGAR

Attn: Tom Kluck and Stacie Gorman
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549


RE: Multi-Housing Income REIT, Inc. Offering Statement on Form 1-A, Filed November 17, 2017; File No. 024-10764

Dear Mr.  Kluck and Ms. Gorman,

We appreciate your ongoing review of the Multi-Housing Income REIT's Form 1-A Offering Statement and associated offering materials.
 We have reviewed your letter of December 12, 2017 and provided responses to certain items listed below, according to the numbering used in your letter.

In addition, we have (1) amended and refiled the Offering
Statement in consideration of your comments and for clarity;
(2) filed a copy of the REIT's Escrow Agreement; (3)
Provided an exhibit index in the Offering Statement in accordance with Items 16 and 17 of Form 1-A.

4. We added the disclosures regarding Items 12 and 13 of Form S-11 on the appropriate sections of the Offering
Statement. We have reviewed both lists of disclosures for completeness.

5. We are awaiting the receipt of the financial statements
(Part F/S) and tax opinion from Cohn Reznick and will upload these as soon as is practical once we receive them (and amend the exhibit index accordingly).

9. Regarding the leverage that the REIT may incur, we have revised the Offering Statement to reflect the REIT's policy, including adjusting risk disclosures.

15. and 17. Regarding the directors and the management, we have updated the disclosures on pages 51 and 58 to reflect the current programs of the sponsor and its affiliates. We note that currently there are no other programs in operation besides those listed - that is, the PPA Group, LLC and its portfolios and the Casoro Real Estate Fund, LP.

18. Prior Performance: The properties shown in the prior performance table reflect a similar investment strategy to that proposed by the REIT.
The buildings shown represent the investment portfolio of the PPA Group. We deemed them appropriate to present based on the similarity of investment strategy and property choice between the PPM Group's portfolio assets and the type of investment contemplated by the REIT:
in both situations, residential real estate - specifically, a portfolio of multi-housing properties. :

Thank you for your attention to this matter.
Please feel free to reach out to us by telephone at
(212) 785-0096 or via email at simon@randwlawfirm.com.


Very Truly Yours,

Riveles Wahab LLP

By:_______________
Simon Riveles, Esq.